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**ITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER

8- 27543

MAR - 1 2004

187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trevor, Cole, Reid & Monroe Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Ave.   5th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Agisim   212 371-3933

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato

207 Hallock Road Suite 208	(Name — if individual, state last, first, middle name) Stony Brook	New York	11790
(Address)	(City)	(State)	Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 25 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Philip Agisim_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Trevor, Cole, Reid & Monroe, Inc._____, as of __December 31_____, ~~19~~2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_Philip Agisim_____
Signature

_EXEC. V.P._____
Title

_R.W. D.E._____
Notary Public

RICHARD I. ELLIS
Notary Public, State of New York
No. 02EL4688003
Qualified in New York County
Commission Expires 4/30/07

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TREVOR, COLE, REID & MONROE, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

TREVOR, COLE, REID & MONROE, INC.

INDEX

DECEMBER 31, 2003



JOHN P. COMPARATO C.P.A., P.C.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

January 27, 2004

To the Board of Directors
Trevor, Cole, Reid & Monroe, Inc.
New York, NY

We have audited the accompanying statements of financial condition of Trevor, Cole, Reid & Monroe, Inc. as of December 31, 2003, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Trevor, Cole, Reid & Monroe, Inc. as of December 31, 2003, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Trevor, Cole, Reid & Monroe, Inc.. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a –5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

John P. Comparato

1

ASSETS

CURRENT ASSETS

Cash	$	352
Deposit, held at clearing broker		25,000
Prepaid Expenses		2,732
Due From Affiliate		109
Commissions Receivable		6,495

Total Assets	$	34,688
		=========

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions Payable	$	411
Accrued Expenses and Taxes		2,275

		2,686

STOCKHOLDER'S EQUITY

Common Stock		9,800
Additional Paid-In Capital		48,245
Retained Earnings (Deficit)		<26,043>

TOTAL STOCKHOLDERS EQUITY		32,002

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	34,688
		=========

REVENUE	$ 39,314

EXPENSES	
Management Fees	16,900
Commissions	18,453
Professional Fees	7,150
Telephone	1,900
Travel	2,800
Regulatory & Clearing Fees	3,163
Other	912

TOTAL EXPENSES	51,278

NET INCOME <LOSS> BEFORE PROVISION FOR TAXES	<11,964>
PROVISION FOR TAXES	566

NET INCOME <LOSS>	$ <12,530>
	===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings <Deficit>
Balance, January 1, 2003	$ 9,800	$ 48,245	$ <13,513>
Net Income <Loss>	--	--	<12,530>
Balance, December 31, 2003	$ 9,800	$ 48,245	$ <26,043>

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income <Loss> $ <12,530>

Changes in Operating Assets and Liabilities:
    Increase in Commissions Receivables   <5,044>
    Decrease in Commissions Payable   <48>
    Increase in Prepaid Expenses   <755>

NET CASH USED BY OPERATING ACTIVITIES   <18,377>

CASH FLOWS FROM FINANCING ACTIVITIES

Decrease in Due from Affiliate   18,800

NET INCREASE IN CASH   423

CASH AT BEGINNING OF YEAR   <71>

CASH AT END OF YEAR $ 352
                                        ==========

NOTE 1 – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Trevor, Cole, Reid & Monroe (the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The Company clears all of its transactions through one security clearing firm. The company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses another firm for security clearing.

Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis: however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

NOTE 2 – NET CAPITAL REQUIREMENTS

The company is subject to the securities and exchange commission's uniform net capital rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $29,161 which was $24,161 in excess of the amount required. The Company's net capital ratio was .09 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office space with TCRM Advisors, Inc., an affiliated company.

Payroll, payroll taxes, utilities and other expenses of the Company are paid by TCRM Advisors, Inc. The Company incurred management fees of $16,900 to TCRM Advisors, Inc. for these expenses for the year ending December 31, 2003.

The Company has a receivable from TCRM Advisors, Inc. of $109 as of December 31, 2003.

NOTE 4 – FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

As a securities broker dealer, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of the transaction.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL

Total Ownership Equity	$ 32,002
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	0
Other (Deductions) or Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	32,002
Deductions and /or Charges:	
Non-allowable Assets	2,841
Net Capital Before Haircuts on Securities Positions	29,161
Haircuts on Securities Positions	0
Net Capital	$ 29,161

AGGREGATE INDEBTEDNESS

Commissions Payable and Accrued Liabilities	2,686

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	5,000
Excess Net Capital @ 1000%	28,892
Ratio: Aggregate Indebtedness to Net Capital	.09 to 1

The difference of $1875 between this audited computation of net capital and that included in the Company's unaudited December 31, 2003 Focus PartIIA filing is due to accrued expenses.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax



JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Trevor, Cole, Reid & Monroe, Inc.

We have examined the financial statements of Trevor, Cole, Reid & Monroe, Inc. for the year ended December 31, 2003 and have issued our report therein dated January 26, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

8

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Trevor, Cole, Reid & Monroe, Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used for other purpose.

John F Company